UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby informs its shareholders and the market in general that Mr. Mario Roberto Opice Leão, the Company’s current Chief Executive Officer, has announced that he will step down from his position by July 2026.

The Company publicly expresses its gratitude to Mr. Mario Leão for his valuable contributions to Santander Brasil and its stakeholders over the last eleven years in which he has worked at the Company, whether as Chief Executive Officer and Member of the Board of Directors, positions he has held in the last 5 years, or as Vice President and Director of the Corporate and Corporate & Investment Banking segments, respectively, positions he held between 2015 and 2021.

The Company also informs that, under the terms of the succession plan of Santander Brasil's Senior Management, and after a favorable recommendation of the Nomination and Governance Committee, Mr. Gilson Finkelsztain was chosen to assume the position of CEO of Santander Brasil, subject to the appropriate regulatory approvals. Chief Executive Officer of B3, the executive has extensive recognition in the sector, having accumulated experience in institutions such as Citibank and J.P. Morgan, in addition to Santander Brasil itself.

The succession will be conducted in a transparent and organized manner and will have the direct participation of Mr. Mario Leão, who will continue to lead Santander Brasil until the conclusion of the process, scheduled for mid-2026, thus ensuring a careful and structured transition.

The Company will keep its shareholders and the market informed about the succession process.

São Paulo, March 19, 2026.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 19, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer